DATE: September 23rd 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Michael Price New Board Member for Crew Gold Corp.

LONDON, United Kingdom, DATE September 23rd 2004 Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK .

Crew Gold Corporation (Crew) is pleased to announce that Dr. Michael Price will join the Crew board in October 2004.  Dr. Price is a Managing Director and Joint Global Head of Mining and Metals at Barclays Capital, London. He is a qualified mining engineer with a BSc (1978) and Phd (1981) from University College of Cardiff and he has a Mine Manager’s Certificate of Competency (South Africa).

Dr Price gained experience in mine management, minerals engineering, mine planning and financial analysis with BP Coal and BP Minerals at various mines in South Africa, Australia, Indonesia and North America. He was also involved in project finance and financial modelling of new projects and acquisitions/disposals.

From 1988 Dr. Price has been involved in mine financing with several banks including NM Rothschild & Sons Ltd, Societe Generale and Barclays Capital.  He worked for Rothschild for 13 years in various positions including Head of Mining Finance and Metals Trading, served as a member of the management and executive committees of the bank and as Chairman of Rothschild Denver Inc and a Non-Executive Director of Rothschild Australia.  In July 2001 Dr. Price moved to Societe Generale as Managing Director & Global Head of Mining & Metals, based in London.  In September 2003 he joined Barclays as Managing Director & Joint Global Head of Mining & Metals at Barclays Capital, also based in London.  The Mining & Metals Team is one of the specialised industry sector teams within the Barclays Group.

Crew looks forward to working with Dr. Price and drawing on his more than twenty-five years experience in mining and mining finance.  He has arranged, structured and advised on mining related financings around the world and he has dealt with governments, multi-lateral institutions, corporations and banks on all aspects of mining and metals related financing.  Dr. Price’s background and experience will be very important for Crew’s transition from a junior to a mid-tier mining company through both organic and non-organic growth.

Hans Christian Qvist

Chairman

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268 755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com